

Mail Stop 3233

September 21, 2015

Via E-Mail
Thomas B. Mangas
Chief Financial Officer
Starwood Hotels & Resorts Worldwide, Inc.
One StarPoint
Stamford, CT 06902

Re: Starwood Hotels & Resorts Worldwide, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2014
   Filed February 25, 2015
   File No. 001-07959

Dear Mr. Mangas:

We have reviewed your August 17, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2015 letter.

Item 8. Financial Statements and Supplementary Data

Note 12. Income Taxes, page F-25

1.   We note from your disclosure on page F-27 that you have the ability and intent to permanently reinvest your undistributed foreign earnings and profits. Your explanation for overcoming the presumption that all undistributed earnings will be transferred does not appear consistent with ASC 740-30-25-17, which requires that a parent entity have evidence of specific plans for reinvestment of undistributed earnings of a subsidiary demonstrating that remittance of the earnings will be postponed indefinitely. Please revise your disclosure in future filings to address this inconsistency with GAAP.

2.   We note in your response to comment 3 on June 16, 2015, you indicate that the $25 million net tax benefit associated with the foreign restructuring was based upon gross excess of book over tax basis and the associated foreign tax credit. Please provide further details to explain why this repatriation resulted in a tax benefit, rather than a tax expense.

3.   Your response to comment 2 and your disclosure on page F-28 indicates that you recorded a $49 million tax benefit related to the resolution of previously disputed operating losses. We further note your rate reconciliation indicates that the change in uncertain tax positions resulted in a $49 million increase to tax expense. Please advise regarding these apparent inconsistencies.

4.   We note your responses to comments 2 and 3. Please tell us the consideration you gave to disclosing, either here or in Management's Discussion and Analysis, the extent to which pre-tax income relates to Luxembourg and Singapore and the nature and effect of the tax incentives in those jurisdictions.

5.   We note your response to comment 4. Please tell us the consideration you gave to disclosing that the foreign tax differential line item in your income tax rate reconciliation includes only U.S. and foreign statutory tax rate differences and the tax incentives, as discussed in your response to comment 3.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3446.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate and
Commodities